

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 4628

December 12, 2016

Via E-mail
John P. Waldron
Chief Financial and Accounting Officer
Lifeway Foods Inc.
6431 West Oakton Street
Morton Grove, Illinois 60053

**Re: Lifeway Foods, Inc.
          Form 8-K Filed November 8, 2016
          File No. 000-17363**

Dear Mr. Waldron:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                   Sincerely,

                                   /s/ Ethan Horowitz

                                   Ethan Horowitz
                                   Branch Chief
                                   Office of Natural Resources